          EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation Organization	Holder of Outstanding Stock

BancorpSouth Bank	Mississippi	BancorpSouth, Inc.

Personal Finance Corporation	Tennessee	BancorpSouth Bank

Century Credit Life Insurance Company	Mississippi	BancorpSouth Bank

BancorpSouth Insurance Services, Inc.	Mississippi	BancorpSouth Bank

BancorpSouth Investment Services, Inc.	Mississippi	BancorpSouth Bank

BancorpSouth Municipal Development Corporation	Arkansas	BancorpSouth Bank

BancorpSouth Bank Securities Corporation	Mississippi	BancorpSouth Bank

BancorpSouth Capital Trust I	Delaware	BancorpSouth, Inc.

Business Holding Company Trust I	Delaware	BancorpSouth, Inc.

American State Capital Trust I	Delaware	BancorpSouth, Inc.

Signature Bancshares Preferred Trust I	Delaware	BancorpSouth, Inc.

City Bancorp Preferred Trust I	Delaware	BancorpSouth, Inc.

Gumtree Wholesale Insurance Brokers, Inc	Mississippi	BancorpSouth, Inc.